Exhibit 99.4

IMMEDIATE	1 NOVEMBER 2006

Resolution passed at Extraordinary General Meeting on 1 November 2006

An Extraordinary General Meeting of Royal & Sun Alliance Insurance Group plc (R&SA) to request shareholder approval of the disposal of the US Operation took place today. The resolution was unanimously approved by attending shareholders on a show of hands. The decision of the attending shareholders was endorsed by the proxy votes cast. A summary of the proxy votes is shown below:

For	Discretionary	Against	Vote Withheld

1,868,875,131	1,978,186	359,786	15,592,395

Issued ordinary share capital as at 1 November 2006: 2,961,858,493

The resolution was supported by a majority (99.99%) of the proxy votes cast (for votes plus discretionary).

The disposal is subject to regulatory approvals and completion is targeted for year end.

--ENDS--

For further information:

Analysts	Press

Helen Pickford	Phil Wilson-Brown	Luke Thomas
Head of Investor Relations	Head of External	Deputy Group Company
	Communications	Secretary
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047	Tel: +44 (0) 20 7111 7032

Issued by Royal & Sun Alliance Insurance Group plc 9th Floor One Plantation Place 30 Fenchurch Street London EC3M 3BD Telephone +44 (0)20 7111 7136 Facsimile +44 (0)20 7111 7451